UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **8/6/2020** AND ENDING **12/31/2020**

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IOA Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1855 W State Road 434 Suite 267

(No. and Street)

Longwood	**FL**	**32750**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Kinzer   **678-525-0992**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's. P.C.

(Name – *if individual, state last, first, middle name*)

3535 Roswell Rd. Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, Thomas Meyers, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IOA Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA SCHWARTZ
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION # GG152879
EXPIRES Nov 17, 2021
BONDED THROUGH
RLI INSURANCE COMPANY

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IOA Securities, LLC

Financial Statements for the period August 6, 2020 (date of
FINRA approval) through
December 31, 2020
and Report of Independent Registered Public Accounting Firm

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
IOA Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IOA Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of IOA Securities, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of IOA Securities, LLC's management. Our responsibility is to express an opinion on IOA Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2020.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 23, 2021

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

IOA Securities, LLC

Statement of Financial Position
December 31, 2020

Assets

Cash	$	82,382
Accounts receivable		930
Due from related party		16,390
Prepaid expenses		8,393
Right of use lease asset		7,297
Total assets	$	115,392

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	15,413
Lease liability		7,419
Total liabilities		22,832
Member's equity		92,560
Total liabilities and member's equity	$	115,392

The accompanying notes are an integral part of these financial statements.

IOA Securities, LLC

Notes to Financial Statements
December 31, 2020

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1. **Organization and Nature of Business**

IOA Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) effective August 6, 2020. The Company is located in the state of Florida and was organized as a Florida limited liability company on April 12, 2019. As a limited liability company, the member's liability is limited to its equity contribution. The Company engages in the referral of mutual fund and variable life insurance or annuities to unaffiliated broker-dealers, and sharing in commissions for such referrals.

2. **Summary of Significant Accounting Policies**

Basis of presentation
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA.
The Company is engaged in a single line of business as a securities broker-dealer.

Accounts receivable
Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The carry amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. No valuation allowance was necessary as of December 31, 2020.

Revenue from contracts with customers
The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The Company earns referral fees pursuant to a single contractual arrangement with a third-party retail broker-dealer. Since referral fees are dependent on the amount and nature of transactions at future points in time, which is highly susceptible to factors outside the Company's influence, the Company does not recognize referral fee revenue until the Company is notified of the completion of commission generating transaction by the entity that received the referral.

IOA Securities, LLC

Notes to Financial Statements
December 31, 2020

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

Income taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status
and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The member files income tax returns in the U.S. in both federal jurisdiction and state jurisdictions.

IOA Securities, LLC

Notes to Financial Statements
December 31, 2020

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is evaluating new accounting standards and will implement as required.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2020, the Company had net capital of $49,463 which was $44,463 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.67 to 1.

4. Commitments

Lease

The Company has an obligation under an operating lease for office space with an initial non-cancelable term in excess of one year. The lessor is a related party under common control. Under the terms of the lease the Company has the option to renew the lease for one additional 3-year term. Because the Company is not reasonably certain to exercise the renewal option, the optional periods are not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments.

The components of lease costs and payments to the related party during the period August 6, 2020 (date of FINRA approval) to December 31, 2020 are as follows:

Operating lease costs	$ 1,635
Lease payments	$ 1,512

Other information related to the operating lease as of December 31, 2020 was as follows:

Remaining lease term:	1.7 years
Discount rate:	5%

IOA Securities, LLC

Notes to Financial Statements
December 31, 2020

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4. Commitments (continued)

Maturities of lease liabilities under the operating lease is as follows:

Year ending December 31:	
2021	$ 4,615
2022	3,137
Total undiscounted lease payments	$ 7,752
Less imputed interest	(333)
Total operating lease liability	$ 7,419

5. Concentration

100% of the Company's revenue for the period August 6, 2020 (date of FINRA approval) to December 31, 2020 was earned from one customer.

6. Related Party Transactions

The Company pays the Member, pursuant to an expense sharing agreement, for salaries and benefits, technology support, telephone and other office expenses. The amount paid to the Member under the agreement was $25,000 during the period August 6, 2020 (date of FINRA approval) to December 31, 2020.

During the period August 6, 2020 (date of FINRA approval) to December 31, 2020, the Company also reimbursed the Member for $430 of direct expenses paid on the Company's behalf, and paid a $3,000 fidelity bond premium to the Member in its capacity as the Company's insurance broker.

There were also related party transactions associated with the lease agreement in Note 4 above.

The Company had $16,390 due from related party for reimbursement of legal expenses that the Company paid on behalf of an entity under common control.

7. Subsequent Events

Management evaluated subsequent events through February 23, 2021, the date the financial statements were issued.